Exhibit 8.1

Subsidiaries

Name	Jurisdiction of Formation

VIA optronics GmbH	Nuremberg, Germany

VIA optronics, LLC	Orlando, Florida, United States

VIA optronics (Suzhou) Co. Ltd.	Suzhou, Jiangsu, China

VIA optronics (Taiwan) Ltd.	Taipei, Taiwan

VTS-Touchsensor Co., Ltd.	Higashiomi, Shiga, Japan

VIA optronics (Philippines) Inc.	Laguna, Philippines

Germaneers GmbH	Wettstetten, Germany